Exhibit 99.1

Interim Condensed Financial Statements (Unaudited)

Interim Condensed Financial
Statements (Unaudited) (IFRS) as of and for the three and nine months ended September 30, 2017

AC Immune SA
EPFL Innovation Park

Building B
1015 Lausanne

Switzerland

Balance Sheets

	Notes	As of September 30, 2017	As of December 31, 2016
in CHF thousands
ASSETS

Non-current assets
Property, plant and equipment	5	2,534	1,120
Financial assets		126	86
Total non-current assets		2,660	1,206

Current assets
Prepaid expenses	6	1,984	1,278
Accrued income		829	889
Finance receivable	7	98	—
Other current receivables	8	2,660	517
Cash and cash equivalents		117,210	152,210
Total current assets		122,781	154,894
Total assets		125,441	156,100

SHAREHOLDERS’ EQUITY AND LIABILITIES

Shareholders’ equity
Share capital		1,143	1,135
Share premium		188,215	188,166
Accumulated losses		(76,686)	(46,921)
Total shareholders’ equity		112,672	142,380

Non-current liabilities
Accrued interest – long-term	7	86	—
Long-term financing obligation	7	392	—
Net employee defined benefit liabilities		4,065	3,798
Total non-current liabilities		4,543	3,798

Current liabilities
Trade payables and other payables		1,361	4,035
Accrued expenses		6,825	5,366
Deferred income		40	521
Total current liabilities		8,226	9,922
Total liabilities		12,769	13,720
Total shareholders’ equity and liabilities		125,441	156,100

The accompanying notes form an integral part of these Interim Condensed Financial Statements (Unaudited).

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Statements of Income / (Loss)

		For the Three Months Ended September 30,		For the Nine Months Ended September 30,
	Notes	2017	2016	2017	2016
in CHF thousands except for share and per share data
Revenue
Contract revenue	3	1,074	1,333	3,834	21,784
Total revenue		1,074	1,333	3,834	21,784

Operating expenses
Research & development expenses		(8,195)	(7,696)	(22,508)	(18,714)
General & administrative expenses		(2,519)	(1,713)	(7,053)	(4,464)
Total operating expenses		(10,714)	(9,409)	(29,561)	(23,178)
Operating loss		(9,640)	(8,076)	(25,727)	(1,394)

Interest expense		(11)	—	(86)	—
Finance income/(expense), net		858	(1,026)	(4,762)	(935)
Finance result, net	9	847	(1,026)	(4,848)	(935)

Income/(loss) before tax		(8,793)	(9,102)	(30,575)	(2,329)
Income tax expense		—	—	—	—
Income/(loss) for the period		(8,793)	(9,102)	(30,575)	(2,329)

Earnings/(loss) per share (EPS):	4
Basic and diluted income/(loss) for the period attributable to equity holders		(0.15)	(0.18)	(0.54)	(0.05)
Weighted-average number of shares used to compute EPS basic and diluted		57,164,145	49,543,058	57,023,032	47,993,347

Statements of Comprehensive Income / (Loss)	For the Three months ended September 30,		For the Nine Months Ended September 30,
	2017	2016	2017	2016
in CHF thousands
Income/(Loss) for the period	(8,793)	(9,102)	(30,575)	(2,329)
Other comprehensive loss not to be reclassified to income or loss in subsequent periods (net of tax):
Re-measurement losses on defined benefit plans	—	(184)	—	(552)
Total comprehensive income/(loss), net of tax	(8,793)	(9,286)	(30,575)	(2,881)

The accompanying notes form an integral part of these Interim Condensed Financial Statements (Unaudited).

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Statements of Changes in Equity

	Notes	Share capital	Share premium	Accumulated losses	Total
in CHF thousands
Balance as of January 1, 2016		928	110,496	(40,381)	71,043
Net income for the period		—	—	(2,329)	(2,329)
Other comprehensive (loss)		—	—	(552)	(552)
Total comprehensive income		—	—	(2,881)	(2,881)

Share-based payments		—	—	350	350
Issuance of shares:
preferred Series E extension shares		28	13,177	—	13,205
exercise of options		32	200	—	232
Net proceeds from IPO before transaction costs		138	69,144	—	69,282
Transaction costs		—	(5,022)	—	(5,022)
Balance as of September 30, 2016		1,126	187,995	(42,912)	146,209

	Share capital	Share premium	Accumulated losses	Total
in CHF thousands
Balance as of January 1, 2017	1,135	188,166	(46,921)	142,380
Net loss for the period	—	—	(30,575)	(30,575)
Other comprehensive loss	—	—	—	—
Total comprehensive loss	—	—	(30,575)	(30,575)

Share-based payments	—	—	824	824
Issuance of shares:
restricted share awards	—	14	(14)	—
exercise of options	8	35	—	43
Balance as of September 30, 2017	1,143	188,215	(76,686)	112,672

The accompanying notes form an integral part of these Interim Condensed Financial Statements (Unaudited).

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Statements of Cash Flows

	For the Nine Months Ended September 30,
	2017	2016
in CHF thousands
Operating activities
Net income/(loss) for the period	(30,575)	(2,329)
Adjustments to reconcile net loss for the period to net cash flows:
Depreciation of property, plant and equipment	400	198
Finance result, net	4,776	935
Share-based compensation expense	824	350
Changes in pensions	267	123
Accrued interest on long-term debt	86	—
Changes in working capital:
Prepaid expenses	(706)	(493)
Accrued income	60	(340)
Other current receivables	(2,143)	(603)
Other current liabilities	1,459	1,144
Deferral of unearned revenue (current)	(481)	1,261
Accounts payable	(2,601)	1,113
Long-term financing obligation	189	—
Cash used in operating activities	(28,445)	1,359
Financial costs	(8)	(87)
Net cash flows used in operating activities	(28,453)	1,272

Investing activities
Purchases of property, plant and equipment	(1,795)	(613)
Rent deposit	(40)	—
Net cash flows used in investing activities	(1,835)	(613)

Financing activities
Proceeds from issuance of preferred Series E shares	—	13,205
Proceeds from issuance of shares	—	69,388
Transaction costs of issue of shares	—	(1,548)
Proceeds from issuance of common shares – option plan	43	232
Cost on issue of shares - option plan	—	(18)
Proceeds from long-term financing	100	—
Net cash flows provided by financing activities	143	81,259

Net increase/(decrease) in cash and cash equivalents	(30,145)	81,918

Cash and cash equivalents at January 1	152,210	76,522
Exchange gain/(loss) on cash and cash equivalents	(4,855)	(848)
Cash and cash equivalents at September 30	117,210	157,592
Net decrease/(increase) in cash and cash equivalents	(30,145)	81,918

Additional Information:

A non-cash increase to long-term financing obligation totaling CHF 98 thousand was recognized in the Balance Sheet with a corresponding increase to finance receivable. Please see Note 7 for further discussion.

The accompanying notes form an integral part of these Interim Condensed Financial Statements (unaudited).

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Notes to the Interim Condensed Financial Statements (Unaudited)
(in CHF thousands, except share and per share amounts)

1.	Corporate information

AC Immune SA (the “Company,” or “AC Immune,” “ACI,” “we,” “our,” “ours,” “us”) is a clinical stage biopharmaceutical company leveraging our two proprietary technology platforms to discover, design and develop novel, proprietary medicines for prevention, diagnosis and treatment of neurodegenerative diseases associated with protein misfolding. Misfolded proteins are generally recognized as the leading cause of neurodegenerative diseases, such as Alzheimer’s disease, or AD, and Parkinson’s disease, or PD, with common mechanisms and drug targets, such as Abeta, tau and alpha-synuclein. Our corporate strategy is founded upon a three-pillar approach that targets Alzheimer’s Disease, non-Alzheimer’s neurodegenerative diseases including neuro-orphan indications and diagnostics. Our lead product candidate is crenezumab, a humanized, monoclonal, conformation-specific anti-Abeta antibody that we developed using our proprietary SupraAntigen platform. The two Phase 3 clinical studies for crenezumab were commenced in early 2016 and in February 2017, respectively. We use our two unique proprietary platform technologies, SupraAntigen (conformation-specific biologics) and Morphomer (conformation-specific small molecules), to discover, design and develop medicines and diagnostics to target misfolded proteins.

The Interim Condensed Financial Statements of AC Immune SA as of and for the three and nine months ended September 30, 2017 were authorized for issuance by the Company’s Audit Committee on November 6, 2017.

2.	Basis of preparation and changes to the Company’s accounting policies

Statement of compliance

These Interim Condensed Financial Statements as of and for the three and nine months ended September 30, 2017 have been prepared in accordance with International Accounting Standard 34 (IAS 34), Interim Financial Reporting, and such financial information should be read in conjunction with the audited financial statements in the Company’s Annual Report on Form 20-F for the year ended December 31, 2016.

Basis of measurement

The financial statements have been prepared under the historical cost convention.

Non-vested Shares

We estimate the fair value of non-vested stock awards (restricted stock and restricted stock units) as being equal to the market value of the common stock on the date of the award. We classify our share-based payments as equity-classified awards as they are settled in shares of our common stock. We measure equity-classified awards at their grant date fair value and do not subsequently remeasure them. Compensation costs related to equity-classified awards are equal to the fair value of the award at grant-date amortized over the vesting period of the award using the graded method. We reclassify that portion of vested awards to share premium as the awards vest.

Critical judgments and accounting estimates

The preparation of the Company’s interim condensed financial statements in conformity with IAS 34 requires management to make judgments, estimates and assumptions that affect the amounts reported in the interim condensed financial statements and accompanying notes and the related application of accounting policies as it relates to the reported amounts of assets, liabilities, income and expenses.

The areas where AC Immune has had to make judgments, estimates and assumptions relate to (i) revenue recognition on licensing and collaboration agreements, (ii) clinical development accruals, (iii) net employee defined benefit liability, (iv) income taxes, and, (v) share-based compensation. Actual results may differ from these estimates. Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised.

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Income taxes

The Company has tax losses that can generally be carried forward for a period of 7 years from the period the loss was incurred. These tax losses represent potential value to the Company to the extent that the Company is able to create taxable profits before the expiry period of these tax losses. Consistent with prior years, the Company has not recognized any deferred tax assets relating to tax losses available as the recognition criteria have not been met at the balance sheet date.

The estimated tax expense for the three and nine months ended September 30, 2017 is zero. The estimated tax expense is based on the best estimate of the weighted average annual income tax rate expected for the full financial year to December 31, 2017. As we expect to incur a loss for the full year, we do not anticipate any income tax expense.

Accounting policies, new standards, interpretations and amendments adopted by the Company

The accounting policies adopted in the preparation of the interim condensed financial statements are consistent with those followed in the preparation of the Company’s annual financial statements for the year ended December 31, 2016, except for the adoption of new standards and interpretations effective as of January 1, 2017. The Company has not adopted any other standard, interpretation or amendment that has been issued but is not yet effective.

Recent Accounting Pronouncements

The following pronouncements from the IASB will become effective for future financial reporting periods and have not yet been adopted by AC Immune.

IFRS 9 Financial Instruments will supersede IAS 39 Financial Instruments: Recognition and Measurement and is effective for annual periods beginning on or after January 1, 2018. IFRS 9 covers classification and measurement of financial assets and financial liabilities, impairment of financial assets and hedge accounting. The Company expects to adopt this standard on January 1, 2018, and while its assessment is currently ongoing, AC Immune does not anticipate IFRS 9 to have a material impact on the financial statements.

IFRS 16 Leases provides a new model for lessee accounting in which all leases, other than short-term and small-ticket-item leases, will be accounted for by the recognition on the balance sheet of a right-to-use asset and a lease liability, and the subsequent amortization of the right-to-use asset over the lease term. IFRS 16 will be effective for annual periods beginning on or after January 1, 2019 with early adoption permitted. AC Immune is currently assessing the impact of this standard on its financial statements.

The Company is currently analyzing the impact of IFRS 15 Revenue from Contracts with Customers, which amends revenue recognition requirements and establishes principles for reporting information about the nature, amount, timing and uncertainty of revenue and cash flows arising from contracts with customers. The standard replaces IAS 18 Revenue and IAS 11 Construction Contracts and Related Interpretations. The new standard, as amended, becomes effective for the Company in the first quarter of fiscal year 2018, but allows the Company to adopt early. The Company plans to adopt this accounting standard in the first quarter of fiscal year 2018.

The Company currently anticipates adopting this standard using the modified retrospective method. Under this method, the cumulative effect of adopting the standard will be recorded to retained earnings on January 1, 2018. We have substantially completed our initial assessment of the effect of this adoption, including a detailed review of all of our contracts to identify potential differences in accounting as a result of the new standard and potential use of the practical expedient regarding contract modifications. The new standard will result in additional revenue-related disclosures in the footnotes to our financial statements. Based on the analyses to date, we do not anticipate a material impact on our total revenues or costs.

Going concern

The interim condensed financial statements have been prepared on the basis that the Company will continue as a going concern after considering the Company’s cash position of CHF 117.2 million as of September 30, 2017.

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To date, the Company has financed its cash requirements primarily from its successful initial public offering in the third quarter of fiscal 2016, other share issuances and revenues from collaboration agreements. The Company is a clinical stage company and is exposed to all the risks inherent to establishing a business. Inherent to the Company’s business are various risks and uncertainties, including the substantial uncertainty as to whether current projects will succeed. The Company’s success may depend in part upon its ability to (i) establish and maintain a strong patent position and protection, (ii) enter into collaborations with partners in the biotech and pharmaceutical industry, (iii) successfully move its product candidates through clinical development, (iv) attract and retain key personnel, and (v) acquire capital to support its operations.

3.	Revenues

AC Immune generated revenues of CHF 1.1 million and CHF 3.8 million in the three and nine months ended September 30, 2017, respectively.

	For the Three Months ended September 30,		For the Nine Months Ended September 30,
	2017	2016	2017	2016
in CHF thousands

Collaboration and license revenue	1,074	1,333	3,834	21,784
Total revenues	1,074	1,333	3,834	21,784

3.1	Licensing and collaboration agreements

Alpha-synuclein and TDP-43 PET Imaging Tracers - Collaboration with Biogen

In April 2016 as part of our non-exclusive research collaboration agreement with Biogen International GmbH (“Biogen”), we received CHF 1.5 million for a technology access fee, which was deferred and recognized over a 12-month period. As of September 30, 2017, we have recognized all revenues associated with this access fee.

In April 2017, we began the second year of our collaboration. For the three and nine months ended September 30, 2017, we have recognized CHF 802 thousand and CHF 2.1 million for research contribution and collaboration services, respectively.

Tau-PET imaging agent in AD – Collaboration agreement of 2014 with Piramal Imaging

In March 2017, we invoiced Piramal for a EUR 1 million (CHF 1.1 million) milestone related to the initiation of “Part B” of the first-in-man Phase 1 clinical trial for PSP (Progressive Supranuclear Palsy). As we met all performance obligations on reaching the milestone, we have recognized this milestone as revenue in the first quarter of fiscal 2017.

We are also entitled to further clinical milestones totaling EUR 6 million should the compound make it through to Phase 3 clinical studies and are further entitled to potential regulatory, commercialization and sales-based milestones totaling EUR 150 million.

Recombinant protein therapeutic candidate – Collaboration with Essex Bio-Technology Limited

On May 19, 2017, we entered into a Research Project Agreement with Essex Bio-Technology Limited (“Essex”) to develop a recombinant protein therapeutic candidate acting on a unique neuroprotective mechanism for treatment of neurological diseases, such as Alzheimer’s disease and frontotemporal dementia. Essex will provide a joint research commitment as well as financial support to AC Immune for the pre-IND development of the biological agent.

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As part of this agreement, the Companies have agreed to an initial two-year Research Plan, which intends to develop a basic Fibroblast Growth Factor (“bFGF”) as a therapeutic for the treatment of neurogenerative diseases and to generate novel antibody therapeutics.

Under the terms of the agreement, Essex will provide support to AC Immune until the selection of a collaboration product by the Joint Steering Committee, up to a maximum of CHF 750 thousand per year. The Company recognized CHF 48 thousand for the three and nine months ended September 30, 2017.

Continuation of 2015 Grant from the Michael J. Fox Foundation

On September 16, 2017, AC Immune formally signed a grant continuation with the Michael J. Fox Foundation for Parkinson’s Disease research. This grant provides funds for the development of Positron Emission Tomography (PET) tracers for the alpha-synuclein protein, to support the early diagnosis and clinical management of Parkinson’s disease. The Company did not record revenues in the three and nine months ended September 30, 2017 as services had not begun.

Tau Vaccine in AD – Collaboration agreement of 2014 with Janssen Pharmaceuticals

In December 2014, we entered into a partnership with Janssen Pharmaceuticals, a Johnson & Johnson company, to develop and commercialize therapeutic anti-tau vaccines for the treatment of AD and potentially other tauopathies. The partnership includes a worldwide exclusive license and research collaboration. We and Janssen will co-develop the lead therapeutic vaccine, ACI-35, through Phase 1b completion. From Phase 2 and onward, Janssen will assume responsibility for the clinical development, manufacturing and commercialization of ACI-35. ACI-35 is an active therapeutic vaccine stimulating the patient’s immune system to produce a polyclonal antibody response against phosphorylated tau protein.

The agreement also allows for the collaboration to be expanded to a second indication based on the same anti-tau vaccine program and intellectual property related to this program.

In January 2016, we received payments of CHF 1.5 million for pre-payment of research and external research costs for 2016. We recognized the proceeds over a 12-month period on a straight-line basis pursuant to the terms of the collaboration agreement. In May 2016, we received a CHF 4.9 million payment for reaching a clinical milestone in the Phase 1b study. As we met all performance obligations on reaching the milestone, we have recognized this milestone as revenue.

As part of this agreement, AC Immune and Janssen have committed to spending CHF 13.8 million in clinical development until the end of Phase 1b. Any remaining commitment not spent on the Phase 1b study will be carried forward to cover additional development costs with Janssen continuing to be responsible for any costs above the stated CHF 13.8 million.

In July 2017, AC Immune and Janssen effected the Second Amendment to its December 2014 License, Development and Commercialization Agreement (“Agreement”). The Amendment allows for the alignment of certain Agreement payment provisions with the new Development Plan and Research Plan activities. ACI and Janssen will jointly share R&D costs until the completion of the first Phase 2 or first Phase 3 trial begins. Under the terms of the agreement, Janssen may terminate the agreement at any time after completion of the Phase 1b clinical study by providing 90 days’ notice to us.

Anti-tau antibody in AD – Collaboration agreement of 2012 with Genentech

In June 2012, we entered into an exclusive global license agreement and research collaboration with Genentech, Inc. to commercialize our anti-tau antibodies for use as immunotherapeutics. The value of this exclusive, worldwide alliance is potentially greater than CHF 400 million and includes upfront and milestone payments. In addition to milestones, we will be eligible to receive royalties on sales at a percentage rate ranging from the mid-single digits to high single digits. The agreement also provides for collaboration on two additional indications built on the same anti-tau antibody program as well as a potential anti-tau diagnostic product.

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To date, we have received payments totaling CHF 45 million including a CHF 14 million milestone recognized in the second quarter of 2016 related to the start of phase 1 clinical trials for this program.

Genentech may terminate the agreement at any time by providing 90 days’ notice to us. In such event, all costs incurred are still refundable.

Anti-Abeta antibody in AD - Collaboration agreement of 2006 with Genentech

In November 2006, AC Immune signed an exclusive, worldwide licensing agreement for crenezumab, our humanized monoclonal antibody targeting misfolded Abeta. Genentech commenced a first Phase 3 clinical study in the first quarter of fiscal 2016. In February 2017, Genentech started a second Phase 3 clinical trial. If crenezumab receives regulatory approval, we will be entitled to receive royalties that are tied to annual sales volumes with different royalty rates applicable in the U.S. and Europe. These percentage rates range from the high single digits to the mid-teens.

Under the agreement with Genentech, we may become eligible to receive payments totaling up to approximately USD 340 million, excluding royalties. To date, we have received total payments of USD 65 million (CHF 70.1 million).

4.	Earnings/(loss) per share

	For the Three Months Ended September 30,		For the Nine Months Ended September 30,
	2017	2016	2017	2016
in CHF thousands except share and per share data
Net income/(loss) attributable to equity holders of the Company	(8,793)	(9,102)	(30,575)	(2,329)
Earnings/(loss) per share (EPS):
Basic and diluted earnings/(loss) for the period attributable to equity holders	(0.15)	(0.18)	(0.54)	(0.05)
Weighted-average number of shares used to compute EPS basic and diluted attributable to equity holders	57,164,145	49,543,058	57,023,032	47,993,347

For the three and nine months ended September 30, 2017 and 2016 basic and diluted earnings per share is based on the weighted average number of shares issued and outstanding. Weighted-average shares outstanding excludes antidilutive shares underlying options, non-vested restricted shares and non-vested restricted share units that totaled 1,277,145 and 1,935,752 from the computation of diluted income (loss) per common share for the three months ended September 30, 2017 and 2016, respectively. Weighted-average shares outstanding exclude antidilutive shares underlying options, non-vested restricted shares and non-vested restricted share units that totaled 1,519,964 and 1,921,010 from the computation of diluted income (loss) per common share for the nine months ended September 30, 2017 and 2016, respectively.

5.	Property, plant and equipment

As of September 30, 2017, the Company had property, plant and equipment totaling CHF 2.5 million compared to CHF 1.1 million for the year ended December 31, 2016. The Company’s lab equipment balance equaled CHF 1.9 million, computer equipment balance equaled CHF 374 thousand and the rest of the balance related to furniture and leasehold improvements. The Company’s total depreciation expense for the three and nine months ended September 30, 2017 totaled CHF 160 thousand and CHF 400 thousand, respectively.

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6.	Prepaid expenses

Prepaid expenses include prepaid research and development costs, administrative costs and pension expenses totaling CHF 1.9 million and CHF 1.3 million as of September 30, 2017 and December 31, 2016, respectively.

7.	Long-term financing obligation

On January 4, 2016 and September 13, 2016 for fiscal years 2016 and 2017, respectively, AC Immune obtained separate funding commitment notices from the LuMind Research Down Syndrome Foundation (“LuMind”) totaling USD 200 thousand in each instance. Per the Research Grant Agreement, AC Immune has an obligation to reimburse LuMind for an amount equal to 125% of the then funding commitment made by LuMind to AC Immune. AC Immune has accordingly recorded a long-term financing obligation for the total USD 400 thousand (CHF 392 thousand) committed and a corresponding interest accrual of USD 88 thousand (CHF 86 thousand). As AC Immune is yet to receive USD 100 thousand (CHF 98 thousand) as of September 30, 2017 from LuMind, this amount is recorded as a finance receivable within current assets; these outstanding funds are committed for 2017.

8.	Other current receivables

The Company recorded CHF 2.7 million in other current receivables as of September 30, 2017 compared to CHF 517 thousand as of December 31, 2016. The Company had more than CHF 2.1 million outstanding but not yet due from two of its collaboration partners as of September 30, 2017.

9.	Finance result, net

For three months ended September 30, 2017, the Company recorded CHF 0.8 million in net financial income compared to CHF 1.0 million in net financial loss for the three month period ended September 30, 2016. The Company incurred a CHF 4.9 million in net financial loss for the nine months ended September 30, 2017 compared to CHF 935 thousand in net financial loss for the nine month period ended September 30, 2016.

10.	Subsequent events

On November 2, 2017, the Company announced that Genentech had dosed the first patient in a Phase 2 clinical trial for Alzheimer’s Disease (AD) with an anti-Tau monoclonal antibody known as RO7105705. Upon the dosing of the first patient in the Phase 2 clinical trial, AC Immune became eligible to receive a milestone payment of CHF 14 million, which is expected to be paid in the fourth quarter of 2017.

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